Filed by International DisplayWorks, Inc.
(Commission File No. 000-27002)
pursuant to Rule 425 under the
Securities Act of 1933, as amended
Subject Company: International DisplayWorks, Inc.
(Commission File No. 000-27002)
On November 28, 2006, International DisplayWorks, Inc. issued the following press release:
International DisplayWorks Stockholders Approve Acquisition by Flextronics
FOR IMMEDIATE RELEASE
For additional information contact:
Thomas Lacey
Chief Executive Officer
+1.916.797.6800
investor-relations@idwusa.com
ROSEVILLE, Calif. — November 28, 2006 — International DisplayWorks, Inc. (IDW) (NASDAQ: IDWK) announced that its stockholders approved Flextronics International Ltd.’s proposed acquisition of IDW at a special meeting of IDW stockholders held today.
Pursuant to the terms of the merger agreement, assuming the transaction closes on November 30, 2006, as currently scheduled, holders of IDW common stock will receive 0.5653 Flextronics ordinary shares for each share of IDW common stock they own at the closing of the acquisition.
About Flextronics International Ltd.
Headquartered in Singapore (Singapore Reg. No. 199002645H), Flextronics is a leading electronics manufacturing services (EMS) provider focused on delivering complete design, engineering and manufacturing services to automotive, computing, consumer digital, industrial, infrastructure, medical and mobile OEMs. With fiscal year 2006 revenues from continuing operations of US$15.3 billion, Flextronics helps customers design, build, ship, and service electronics products through a network of facilities in over 30 countries on four continents. This global presence provides design and engineering solutions that are combined with core electronics manufacturing and logistics services, and vertically integrated with components technologies, to optimize customer operations by lowering costs and reducing time to market. More information is available on Flextronics’s website: www.flextronics.com.
About International DisplayWorks, Inc.
IDW is a manufacturer and designer of high quality liquid crystal displays, modules and assemblies for a variety of customer needs including OEM applications. IDW operates 466,000 square feet of manufacturing facilities in the People’s Republic of China (PRC). Sales offices are located in United States, Europe, Hong Kong, Singapore, and China. More information is available on IDW’s website: www.idwk.com.
Safe Harbor Statement
This press release contains forward-looking statements within the meaning of federal securities laws. These forward-looking statements include, but are not limited to, statements related to the expected closing of the merger. These forward-looking statements are based on information available to Flextronics and IDW as of the date of this press release. Current expectations, forecasts and assumptions involve a number of risks and uncertainties that could cause actual results to differ materially from those anticipated by these forward-looking statements. Such risks and uncertainties include a variety of factors, some of which are beyond the control of Flextronics and IDW. In particular, such risks and uncertainties include the possibility that not all of the conditions to the closing to the merger will be satisfied by the anticipated closing date, if at all. Information concerning additional factors that could cause results to differ materially from those projected in the forward-looking statements is contained in the “Risk Factors” section of Flextronics’s Registration Statement on Form S-4/A (SEC File No. 333-137749), which was filed with the Securities and Exchange Commission (“SEC”) on October 25, 2006, as well as those described under “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in the reports on Form 10-K, 10-Q and 8-K that Flextronics and IDW file with the SEC. The forward-looking statements in this press release are based on current expectations and neither Flextronics nor IDW undertakes any obligation (other than as required by law) to update or revise these forward-looking statements to reflect subsequent events or circumstances.
Additional Information and Where to Find It:
On October 25, 2006, Flextronics filed a Registration Statement on Form S-4/A (SEC File No. 333-137749) (the “Registration Statement”) with the SEC which contained the definitive proxy statement/prospectus relating to the merger. Investors and security holders are urged to read the Registration Statement and the definitive proxy statement/prospectus carefully, as well any related materials when they become available, because they contain, and will contain, important information about Flextronics, IDW and the proposed merger. The Registration Statement, the definitive proxy statement/prospectus, other relevant materials (when they become available), and any other documents filed with the SEC, may be obtained free of charge at the SEC’s web site www.sec.gov. In addition, investors and security holders may obtain a free copy of any documents that Flextronics and IDW have filed with the SEC by directing a written request to:

For information relating to Flextronics:	For information relating to IDW:
Flextronics International Ltd.	International DisplayWorks, Inc.
2090 Fortune Drive	1613 Santa Clara Drive, Suite 100
San Jose, California 95131	Roseville, CA 95661-3542
Attention: Investor Relations	Attention: Corporate Secretary

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